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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

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(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 001-33002

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A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

L-1 IDENTITY SOLUTIONS, INC. 2006 EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

L-1 IDENTITY SOLUTIONS, INC.

177 Broad Street

Stamford, Connecticut 06901

____________________________________________________________________

L-1 IDENTITY SOLUTIONS, INC.

L-1 IDENTITY SOLUTIONS, INC. 2006 EMPLOYEE STOCK PURCHASE PLAN (the “Plan”)

YEAR ENDED DECEMBER 31, 2008

Table of Contents

a) Financial Statements	Page
Report of Independent Registered Public Accounting Firm dated March 30, 2009	1
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007 and the Period from August 29, 2006 (Inception) to December 31, 2006	3
Notes to Financial Statements Signatures	4-6 7
b) Exhibits	Exhibit No.
Consent of Independent Registered Public Accounting Firm	23

Report of Independent Registered Public Accounting Firm

To the Sponsor and Participants

L-1 Identity Solutions, Inc.

2006 Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for benefits of L-1 Identity Solutions, Inc. 2006 Employee Stock Purchase Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2008 and 2007 and the period from August 29, 2006 (inception) to December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of L-1 Identity Solutions, Inc. 2006 Employee Stock Purchase Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years ended December 31, 2008 and 2007 and the period from August 29, 2006 (inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen LLP

McGladrey & Pullen LLP

Stamford, Connecticut

March 30, 2009

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L-1 IDENTITY SOLUTIONS, INC. 2006 EMPLOYEE STOCK PURCHASE PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

December 31,
2008		2007

Assets
Receivable from Plan Sponsor	$39,026	$13,744

Liabilities
Distributions due to participants	39,026	13,744

Net assets available for benefits	$--	$--

See Notes to Financial Statements.

2

L-1 IDENTITY SOLUTIONS, INC. 2006 EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2008 and 2007 and the Period from August 29, 2006 (Inception) to December 31, 2006

	December 31,
	2008	2007	2006
Additions to net assets attributed to:
Participant contributions	$2,744,106	$1,884,079	$--

Deductions from net assets attributed to:
Distributions for purchases of stock	(2,668,912)	(1,838,172)	--
Withdrawals by participants from the Plan	(75,194)	(45,907)	--
	(2,744,106)	(1,884,079)	--
Change in net assets available for benefits	--	--	--
Net assets available for benefits:
Beginning	--	--	--
Ending	$--	$--	$--

See Notes to Financial Statements.

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L-1 IDENTITY SOLUTIONS, INC. 2006 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

Note 1.	Description of Plan

The L-1 Identity Solutions, Inc. 2006 Employee Stock Purchase Plan (the “Plan”) is a self-funded contributory stock purchase plan that provides employees the option to purchase L-1 Identity Solutions, Inc. (“Plan Sponsor”) common stock (the “stock”) at a discounted price.

General : The Plan was adopted by the Board of Directors of the Plan Sponsor on July 5, 2006, and was approved by the stockholders of the Plan Sponsor on August 29, 2006, to allow eligible employees to purchase Plan Sponsor stock (500,000 shares in the aggregate). Eligible employees are employees of the Plan Sponsor or any of its subsidiaries who are employed on a basis such that they are expected to work more than twenty hours per week for more than five months per calendar year in the employ of the Plan Sponsor or any of its subsidiaries and are employed at the beginning of the offering period. Four offering periods commence in each calendar year. The offering periods consist of the three-month periods commencing on each January 1, April 1, July 1, and October 1, during which periods eligible participants may elect to have deducted a portion of their compensation to purchase shares of the stock at the end of such offering period. The purchase price of the stock is equal to the lesser of 85% of the fair market value of a share of stock on the date the purchase right is granted or 85% of the fair market value of a share of stock on the date the purchase right is exercised. Fair market value is defined on any relevant date under the Plan as the average of the high and low price per share as reported by the New York Stock Exchange.

A participant may withdraw from the Plan at any time before the last day of any offering period.

Contributions: Contributions to the Plan are made by the participants based on the amount participants elect to have deducted, not to exceed 10% of their base salary during an offering period, not taking into account changes to base salary which might occur once an offering period has commenced. However, no participant may purchase stock that exceeds $25,000 in fair market value of stock during any one calendar year. In addition, purchase rights will not be granted to any individual who immediately thereafter would own stock, including stock purchasable under any outstanding purchase rights, possessing 5% or more of the total combined voting power or value of all classes of stock of the Plan Sponsor of any of its affiliates. Contributions are made through payroll deductions. The Plan’s first offering period commenced on January 1, 2007, and has had four completed periods in each of the calendar years ended December 31, 2008 and 2007, in which an aggregate of 297,724 and 125,819 shares of stock were purchased for participants, respectively.

Payment of benefits: At the end of each offering period, participants’ contributions withheld during the offering period are utilized to buy stock sufficient to reduce the participants’ Plan accounts to zero. The stock is deposited directly into participants’ personal accounts.

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Distributions: Upon written request, participants may withdraw their total contributions in cash and without interest at any time prior to the last day of an offering period, unless the participant has waived their cancellation right. Upon termination of employment for any reason or loss of eligible employee status, participation in the Plan terminates immediately and all amounts deducted for such a participant prior to the end of an offering period will be returned without interest.

Administrative Expenses: The Board of Directors of the Plan Sponsor or its designee administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.

Vesting and Termination: At all times, participants have fully-vested, non-forfeitable rights to all amounts deducted from their compensation. The Plan may be terminated or amended by the Board of Directors of the Plan Sponsor at any time. However, the Board of Directors of the Plan Sponsor may not, without stockholder approval, take any action that would adversely affect the then existing purchase rights of any participant or amend the Plan (i) to increase the number of shares subject to the Plan, (ii) to change the class of persons eligible to participate in the Plan, or (iii) to increase materially the benefits accruing to participants under the Plan.

Plan Accounts: The Plan Sponsor maintains Plan accounts on its books in the name of each participant during each offering period. Amounts deducted from a participant’s compensation are credited to the participant’s Plan account. Such amounts are not held in a separate trust and may be commingled with the Plan Sponsor’s general assets. No interest is credited on such accounts.

Note 2.	Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Purchases of Stock: Payments for purchase of the Plan Sponsor stock are recorded when the purchases are made at the end of each quarterly offering period.

Participant Contributions: Participant contributions, as well as a related receivable from the Plan Sponsor, are recorded when amounts are deducted from participants’ compensation for the purchase of Plan Sponsor stock.

Distributions Due to Participants: Participants may withdraw their contributions to the Plan up to the last day of any offering period; therefore, all participant contributions not previously expended for stock purchases are recorded as a liability.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

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Note 3.	Income Taxes

The right to purchase shares of stock under the Plan is intended to constitute an option granted by the Plan Sponsor pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code, and such shares, for income tax purposes, shall be treated in accordance with the provisions thereof.

Participants are not considered to have income for federal income tax purposes as a result of their purchasing shares under the Plan. Amounts deducted from participants’ compensation do not reduce the amount of their income for tax purposes.

Note 4.	Subsequent Events

In connection with the Plan Sponsor’s 2009 annual meeting of stockholders, that will take place on May 6, 2009, the Plan Sponsor has proposed to amend the Plan to increase the number of shares of common stock available for issuance under the Plan from 500,000 to 2,500,000.  The Plan Sponsor’s Board of Directors has approved this amendment; however, in accordance with the Plan documents proposed amendment requires stockholders’ approval.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the L-1 Identity Solutions, Inc. 2006 Employee Stock Purchase Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

L-1 IDENTITY SOLUTIONS, INC. 2006 EMPLOYEE STOCK PURCHASE PLAN
By:	/s/ James A. DePalma
	Name:	James A. DePalma
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: March 31, 2009

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Exhibit Index

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Accounting Firm